January 21, 2015

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-10593

Dear Ms. Jenkins:

This letter is being provided to respond to requests for information received from members of the U.S. Securities and Exchange Commission Staff (the “Staff”) during an in-person meeting held on December 11, 2015. During the meeting, members of the Staff requested that the Company provide the following additional information for consideration:

(1)	Background information on, and legal structure of, each of the Company’s international joint venture partners, including:

a)	Describe whether any of the Company’s international joint venture partners established a special purpose entity (an “SPE”) to invest in its joint venture with the Company; Describe whether the entities utilized by the Company’s joint venture partners to invest in a joint venture are “thinly capitalized”;

b)	The nature of the Company’s recourse in the event a joint venture partner fails to satisfy any post-closing purchase price payment obligation (an “Installment Payment”) it may have in respect of its 50% interest in a joint venture (including which entity the Company has recourse against); and

c)	Summary financial information for the entities included in each international joint venture, if possible.

(2)	A comparison of the gains that would have been recorded on the formation of the joint ventures and sales to third parties using a relative fair value approach to measure the cost basis of intangible assets disposed of compared to the gains historically recorded by the Company.

(3)	Classification of gains on sales of trademarks and formations of joint ventures as revenue on the income statement.

(1) Background and Legal Structure – International Joint Venture Partners

As an initial matter, the Company does not believe that any of its international joint venture partners were

“shell” companies established for the purpose of evading an obligation to make Installment Payments in connection with their purchase of an interest in the Company’s joint ventures. While the actual legal entities our joint venture partners may have utilized to make their investment may not be the ultimate parent entities in their respective legal structures, the Company determined at the time of the formation of such joint ventures that it was highly unlikely our partners (which are generally large companies that operate complementary businesses), would deceptively establish an SPE, or bankrupt a subsidiary, for the purpose of avoiding their Installment Payment obligations. As such, management did not consider it necessary to obtain detailed financial information from our partners at the time of formation of these joint ventures.

Moreover, in each instance where an Installment Payment has been due, the payment has been made to the Company on a timely basis. As noted above, the operations of these joint ventures are complementary to the operations of our joint venture partners, which are generally in the manufacturing and distribution industries and are seeking to obtain an ownership interest in intellectual property. As such, the Company believes it would be particularly unreasonable for our joint venture partners to jeopardize their respective ownership interests in the joint ventures. To date we have no reason to believe any Installment Payments due will be uncollectible at any point, and as such, no amounts due have been written off. This corroborates our initial assessment of our partners’ credit strength. That is, subsequent collections have confirmed our expectation at Day 1 that each of our partners would honor its commitments.

For additional background, the table below summarizes the amounts payable by the Company’s international joint venture partners for their respective interests in the joint ventures, and whether an Installment Payment mechanic was included in the transaction.

Joint Venture	Total Purchase Price Payable To Company By JV Partner For Its Interest		Amount Paid To Company By JV Partner At Closing	Closing Payment As A Percentage of Total Purchase Price	Aggregate Installment Payments Due To Company Following Closing
Iconix Latin America	$6,000,000		$1,000,000	17%	$5,000,000
Iconix China	None	[1]	None	N/A	None
Iconix India	$6,000,000		$2,000,000	33%	$4,000,000
Ico Brands	$4,858,009		$2,429,004	50%	$2,429,004
Ico Canada	$12,979,276		$6,489,638	50%	$6,489,638
Iconix Australia	$7,219,075		$7,219,075	100%	None
Iconix SE Asia[2]	$49,417,500		$15,779,375	32%	$33,638,125
Iconix Israel	$3,349,457		$1,004,837	30%	$2,344,620
Iconix MENA	$18,762,083		$6,254,027	33%	$12,508,056

[1]	Cash contributions were made by the Company’s joint venture partner to Iconix China, as opposed to purchase price being paid to the Company.
[2]	Purchase price payment structures for the three Iconix SE Asia transactions have been aggregated for purposes of presentation.

Set forth below are responses to the Staff’s requests for the additional information noted in Items 1(a) and (b) above, organized by international joint venture. The summary financial information requested by the Staff in Item 1(c) above is not included herein because the Company’s joint venture partners are private entities (or subsidiaries of public entities) that do not publicly report their financial information.

Please note that additional information as to the legal entities used by the Company’s joint venture partners in the Iconix China and Iconix Australia transactions have not been included below, as such joint ventures did not include Installment Payments.

(a) Iconix Latin America

(i) JV Partner Background Information

•	The Company’s joint venture partner in Iconix Latin America was New Brands Americas, LLC, a Florida limited liability company (“New Brands”).

•	New Brands is a subsidiary of the Falic Group of companies, a consortium owned by Simon, Jerome and Leon Falic. The Falic Group owns and operates Duty Free, Inc., the largest duty-free retail store operator in the Americas, with over 150 duty-free shops located in major international airports and border crossings. In addition, the Falic family has been involved for decades in the international distribution of numerous luxury brands, such as Diageo, Pernod Ricard, Moet Hennessy, Lancome, Christian Dior, Gucci, Bvlgari, Cartier and Montblanc.

•	The Company believes New Brands was not an SPE designed for the sole purpose of investing in Iconix Latin America. For example, its publicly-stated line of business includes the development and distribution of luxury goods, including home brands.[3]

•	The Company does not have specific knowledge of how New Brands was capitalized at the time of the formation of the joint venture. However, in connection with New Brands’ purchase of a 50% interest in Iconix Latin America, the transaction documents included (x) a representation from New Brands that it had sufficient funds to make the Installment Payments; (y) a covenant from New Brands that it would continue to have sufficient funds to make the Installment Payments; and (z) a right of indemnification in favor of the Company in connection with a loss suffered by it as a result of a breach of such representation or covenant. Moreover, we note New Brands never defaulted on any of its Installment Payment obligations, having paid all Installment Payments in full in accordance with their respective terms.

(ii) Available Recourse to JV Partner

•	The Company had the right to seek full recourse against New Brands in the event an Installment Payment was not paid when due. For example, the Company would have sued New Brands to collect under the indemnity provisions noted above and other means generally available to it. If New Brands did not have sufficient capital to fund the judgment, the Company would have sought payment through New Brands’ other assets.

[3]	Information available on Bloomberg website: http://www.bloomberg.com/research/stocks/private/snapshot.asp?privcapId=99198140

•	If New Brands did not have sufficient funds to make an Installment Payment, the Company would have also attempted to bring a fraud claim against New Brands and its control persons in light of the representation and covenant included in the joint venture purchase documentation stating New Brands had, and would continue to have, the capital necessary to make such payments.

•	In addition to the Company’s contractual and other rights at law to enforce New Brands’ obligation to make the Installment Payments, its obligation to make such payments was secured by (i) all of New Brands’ equity in Iconix Latin America;[4] and (ii) a personal guarantee in the amount of $2.0 million from Leon Falic, the president of the Falic Group.

(b) Iconix India

(i) JV Partner Background Information

•	The Company’s joint venture partner in Iconix India is Reliance Brands Limited (“Reliance Brands”), a company organized under the laws of India.

•	Reliance Brands is a wholly-owned subsidiary of Reliance Industries Limited (“Reliance Industries”), a conglomerate holding company listed on the National Stock Exchange of India.

•	Reliance Brands is not an SPE designed for the sole purpose of investing in Iconix India. For example, Reliance Brands has entered into partnerships with brands not owned by the Company, including (x) a license agreement for the “Kenneth Cole” brand (announced November 2011);[5] (y) a franchise agreement with Louis Vuitton’s “Thomas Pink” brand (announced March 2012);[6] and (z) a 20-year license agreement with the British fashion brand “Superdry” (announced July 2012).[7]

•	Reliance Industries’ Annual Report for the year 2013-2014 also states Reliance Brands’ total assets are valued at approximately INR 4,453,700,000 (or approximately $67,082,539).

(ii) Available Recourse to JV Partner

•	The Company has the right to seek full recourse against Reliance Brands in the event an Installment Payment is not paid when due. For example, the Company would sue Reliance Brands to collect under breach of contract and all other available legal theories. If Reliance Brands did not have sufficient capital to fund the judgment, the Company would seek payment through Reliance Brands’ other assets.

[4]	New Brands retained all voting and economic rights with respect to its pledged equity.
[5]	Information available on The Economic Times website: http://articles.economictimes.indiatimes.com/2011-11-03/news/30355034_1_steve-madden-darshan-mehta-stores
[6]	Information available on The Economic Times website: http://articles.economictimes.indiatimes.com/2012-03-02/news/31117097_1_reliance-brands-premium-to-luxury-international-lifestyle-brands
[7]	Information available on The Economic Times website: http://articles.economictimes.indiatimes.com/2012-07-13/news/32663901_1_reliance-brands-darshan-mehta-iconix-brand-group

(c) Ico Brands

(i) JV Partner Background Information

•	The Company’s joint venture partner in Ico Brands is BIU Sub, Inc. (“BIU Sub”), a corporation organized under the laws of Canada.

•	BIU Sub is a wholly-owned subsidiary of Buffalo International, ULC, an Alberta unlimited liability corporation.

•	The Company does not have specific knowledge of whether BIU Sub was formed for the sole purpose of investing in Ico Brands.

•	The Company does not have specific knowledge of the capitalization of BIU Sub. However, in connection with BIU Sub’s purchase of a 50% interest in Ico Brands, the transaction documents included (x) a representation from BIU Sub that it had sufficient funds to make the Installment Payments; (y) a covenant from BIU Sub that it would continue to have sufficient funds to make the Installment Payments; and (z) a right of indemnification in favor of the Company in connection with a loss suffered by it as a result of a breach of such representation or covenant.

(ii) Available Recourse to JV Partner

•	The Company has the right to seek full recourse against BIU Sub in the event an Installment Payment is not paid when due. For example, the Company would sue BIU Sub to collect under the indemnity provisions noted above and other means generally available to it. If BIU Sub did not have sufficient capital to fund the judgment, the Company would seek payment through BIU Sub’s other assets.

•	If BIU Sub does not have sufficient funds to make an Installment Payment, the Company would also attempt to bring a fraud claim against BIU Sub and Buffalo International (which controls BIU Sub), in light of the representation and covenant included in the joint venture purchase documentation stating BIU Sub had, and would continue to have, the capital necessary to make such payments.

•	In addition to the Company’s contractual and other rights at law to enforce BIU Sub’s obligation to make the Installment Payments, BIU Sub’s obligation to make such payments is secured by all of its equity in Ico Brands.[8]

(d) Ico Canada

(i) JV Partner Background Information

•	The Company’s joint venture partner in Ico Brands is Buffalo International, ULC (“Buffalo International”), an Alberta unlimited liability corporation.

•	The Company does not have knowledge of the ownership structure of Buffalo International.

•	Buffalo International is not an SPE designed for the sole purpose of investing in Ico Canada. For example, Buffalo International also holds a 49% interest in the intellectual property relating to the Company’s “Buffalo” brand.

•	The Company does not have specific knowledge of the capitalization of Buffalo International. However, in connection with Buffalo International’s purchase of a 50% interest in Ico Canada, the transaction documents included (x) a representation from

[8]	BIU Sub retained all voting and economic rights with respect to its pledged equity.

Buffalo International that it had sufficient funds to make the Installment Payments; (y) a covenant from Buffalo International that it would continue to have sufficient funds to make the Installment Payments; and (z) a right of indemnification in favor of the Company in connection with a loss suffered by it as a result of a breach of such representation or covenant.

(ii) Available Recourse to JV Partner

•	The Company has the right to seek full recourse against Buffalo International in the event an Installment Payment is not paid when due. For example, the Company would sue Buffalo International to collect under the indemnity provisions noted above and other means generally available to it. If Buffalo International did not have sufficient capital to fund the judgment, the Company would seek payment through Buffalo International’s other assets.

•	If Buffalo International does not have sufficient funds to make an Installment Payment, the Company would also attempt to bring a fraud claim against Buffalo International and its control persons in light of the representation and covenant included in the joint venture purchase documentation stating Buffalo International had, and would continue to have, the capital necessary to make such payments.

•	In addition to the Company’s contractual and other rights at law to enforce Buffalo International’s obligation to make the Installment Payments, Buffalo International’s obligation to make such payments is secured by all of its equity in Ico Canada.[9]

(e) Iconix SE Asia

(i) JV Partner Background Information

•	The Company’s joint venture partner in Iconix SE Asia is Global Brands Group Asia Limited, f/k/a LF Asia Limited (“GBG”), a limited liability company organized under the laws of Hong Kong.

•	GBG is a wholly-owned subsidiary of Global Brands Group Holding Limited (“GBG Holding”), a company listed on the Hong Kong Stock Exchange.

•	The Company believes GBG is not an SPE designed for the sole purpose of investing in Iconix SE Asia. For example, in GBG Holding’s 2014 Annual Report, GBG Holding lists GBG as one of its principal subsidiaries, and further describes GBG’s principal activity as the “provision of management services.”[10] Furthermore, GBG and Iconix SE Asia are included in the audited financial statements of GBG Holding set forth in its 2014 Annual Report. GBG also holds a 50% interest in the Company’s Iconix MENA joint venture.

•	The Company does not have specific knowledge of the capitalization of GBG. However, in connection with GBG’s purchase of a 50% interest in Iconix SE Asia, the transaction documents included (x) a representation from GBG that it had sufficient funds to make the Installment Payments; (y) a covenant from GBG that it would continue to have sufficient funds to make the Installment Payments; and (z) a right of indemnification in favor of the Company in connection with a loss suffered by it as a result of a breach of such representation or covenant.

[9]	Buffalo International retained all voting and economic rights with respect to its pledged equity.
[10]	See page 146 of GBG Holding’s 2014 Annual Report, which is publicly available at http://ir.globalbrandsgroup.com.

(ii) Available Recourse to JV Partner

•	The Company has the right to seek full recourse against GBG in the event an Installment Payment is not paid when due. For example, the Company would sue GBG to collect under the indemnity provisions noted above and other means generally available to it. If GBG did not have sufficient capital to fund the judgment, the Company would seek payment through GBG’s other assets.

•	In addition, if GBG does not have sufficient funds to make an Installment Payment, the Company would attempt to bring a fraud claim against GBG and GBG Holding (which controls GBG), in light of the representation and covenant included in the joint venture purchase documentation stating GBG had, and would continue to have, the capital necessary to make such payments.

(f) Iconix Israel

(i) JV Partner Background Information

•	The Company’s joint venture partner in Iconix Israel is M.G.S. Sport Trading Ltd. (“MGS”), an Israeli limited liability company.

•	The Company does not have knowledge of the ownership structure of MGS.

•	The Company believes MGS is not an SPE designed for the sole purpose of investing in Iconix Israel. For example, MGS was founded in 1990, and its publicly-stated line of business includes the wholesale distribution of men’s and boy’s apparel and furnishings.[11]

•	The Company does not have specific knowledge of the capitalization of MGS. However, in connection with MGS’ purchase of a 50% interest in Iconix Israel, the transaction documents included (x) a representation from MGS that it had sufficient funds to make the Installment Payments; (y) a covenant from MGS that it would continue to have sufficient funds to make the Installment Payments; and (z) a right of indemnification in favor of the Company in connection with a loss suffered by it as a result of a breach of such representation or covenant.

(ii) Available Recourse to JV Partner

•	The Company has the right to seek full recourse against MGS in the event an Installment Payment is not paid when due. For example, the Company would sue MGS to collect under the indemnity provisions noted above and other means generally available to it. If MGS did not have sufficient capital to fund the judgment, the Company would seek payment through MGS’ other assets.

•	In addition, if MGS does not have sufficient funds to make an Installment Payment, the Company would attempt to bring a fraud claim against MGS and its control persons, in light of the representation and covenant included in the joint venture purchase documentation stating MGS had, and would continue to have, the capital necessary to make such payments.

[11]	Information available on Bloomberg website: http://www.bloomberg.com/profiles/companies/7557668Z:IT-mgs-sport-trading-ltd

(g) Iconix MENA

(i) JV Partner Background Information

•	The Company’s joint venture partner in Iconix MENA is GBG.

•	GBG is a wholly-owned subsidiary of GBG Holding, a company listed on the Hong Kong Stock Exchange.

•	The Company believes GBG is not an SPE designed for the sole purpose of investing in Iconix SE Asia. For example, in GBG Holdings’ 2014 Annual Report, GBG Holding lists GBG as one of its principal subsidiaries, and further describes GBG’s principal activity as the “provision of management services.”[12] Furthermore, GBG and Iconix MENA are included in the audited financial statements of GBG Holding set forth in its 2014 Annual Report. GBG also holds a 50% interest in the Company’s Iconix SE Asia joint venture.

•	The Company does not have knowledge of the capitalization of GBG. However, in connection with GBG’s purchase of a 50% interest in Iconix MENA, the transaction documents included (x) a representation from GBG that it had sufficient funds to make the Installment Payments; (y) a covenant from GBG that it would continue to have sufficient funds to make the Installment Payments; and (z) a right of indemnification in favor of the Company in connection with a loss suffered by it as a result of a breach of such representation or covenant.

(ii) Available Recourse to JV Partner

•	The Company has the right to seek full recourse against GBG in the event an Installment Payment is not paid when due. For example, the Company would sue GBG to collect under the indemnity provisions noted above and other means generally available to it. If GBG did not have sufficient capital to fund the judgment, the Company would seek payment through GBG’s other assets.

•	In addition, if GBG does not have sufficient funds to make an Installment Payment, the Company would attempt to bring a fraud claim against GBG and GBG Holding (which controls GBG), in light of the representation and covenant included in the joint venture purchase documentation stating GBG had, and would continue to have, the capital necessary to make such payments.

(2) Allocation of Cost Basis and Relative Fair Value Analysis

In each instance where the Company sold trademarks, either through the disposition of a 50% interest in trademarks through the formation of a joint venture, or a sale of 100% of the trademark in a territory or category, the Company’s historical methodology has been to allocate cost only to territories and categories in which the subject brand was generating revenue. If the brand had no licenses in the territory or a category being sold, and there was little or no expectation of revenues in such territory or category, no cost was allocated to that territory or category. The Company’s methodology was more fully discussed in its July 17, 2015 response letter to the Staff.

[12]	See page 146 of GBG Holding’s 2014 Annual Report, which is publicly available at http://ir.globalbrandsgroup.com.

The Staff has asked the Company to analyze the gains recorded as a result of its sales of trademarks by considering the relative fair value of the trademarks being sold at the time they are sold. The Company performed the analysis using 3 steps.

Step 1 - Calculate the Current Worldwide Fair Value of the Brand Being Sold

Step 2 - Discount Worldwide Fair Value of Brand for Country Specific Risk

Step 3 - Calculate Relative Fair Value of Territory being sold to Worldwide Fair Value

For illustrative purposes, we used the following hypothetical facts:

•	The Company is selling the rights to the trademarks in respect of Brand X in Territory Y for $5 million;

•	Brand X is currently licensed only in the U.S., Canada and Europe; and

•	There are no existing licenses in Territory Y for Brand X.

Step 1 – Calculate the Current Worldwide Fair Value of the Brand Being Sold

In order to perform a Relative Fair Value analysis, the Company must first determine the current worldwide fair value of the brand being sold as follows:

1a. - Calculate the fair value of the trademarks underlying a particular brand as the present value of known or expected future net cash flows for that brand, consistent with the methodology used by the Company in testing its trademarks for impairment in accordance with ASC 350.

1b. - Add the purchase price payable to the Company in the proposed transaction for the trademarks in respect of Territory Y.

1c. - Calculate the percentage of world covered by the existing licenses underlying the projected future net cash flows in step 1a and the current transaction for Territory Y. In determining the percentage of the world covered, the Company utilized economic information on over two hundred individual countries provided by the United Nations Statistics Division13. Specifically, the Company calculated on a territory-by-territory basis the gross domestic product (“GDP”) of a territory relative to the entire world.

1d. - Based on the calculated total fair value of the brand and the percentage of the world currently covered by licenses, calculate the worldwide fair value of the brand.

	in 000’s
1a. Calculate fair value of trademarks of Brand X based on present value of future net cash flows of existing licenses	$215,000
1b. Add purchase price for Brand X in Territory Y14	5,000

Total fair value of trademarks of Brand X, including Territory Y		220,000

1c. Territories in which Brand X is licensed and percentage of worldwide GDP:
European Union	29%
United States	21%
Canada	3%
Territory Y	2%

Percentage of world licensed based on GDP	55%

1d. Total worldwide fair value of Brand X		$400,000

[13]	“GDP and its breakdown at current prices in US Dollars”. United Nations Statistics Division.
[14]	In cases where multiple brands were contributed to a joint venture, the purchase price was allocated based on relative projected royalty revenue at the time of sale. For those brands that did not have any royalties being generated at the time of the formation of the joint venture but were also contributed along with those monetized brands, the Company took the average of all purchase price allocations as a percentage of total worldwide fair value for the monetized brands as reasonably representative of the entire portfolio in that specific transaction, and applied that to the trademark on the Company’s books at the time of transaction as the relative fair value of the trademark in the territory. In this way, the Company assigned relative fair value for all of the brands included in the transaction.

Step 2 – Discount Worldwide Fair Value of Brand for Country Specific Risk

In step two, the Company considered that the barrier for entry into a particular market may vary depending on the territory. For example, relative to the entire world, the risk associated with establishing a business in the U.S. or Germany is de minimis as compared to more challenged economies such as Greece, Argentina or Egypt.

Using the U.S. as the baseline, the Company relied on country specific risk premia as prepared by Dr. Aswath Damodaran, Professor of Finance at the New York University – Stern School of Business15 (the NYU Risk Premia”). The Company used this additional risk premia, weighted based on territories of the world in which the brand did not have business, to discount the fair value of Brand X in territories not currently monetized.

in 000’s
Calculated fair value of trademarks of Brand X based on present value of future net cash flows of existing licenses from Step 1d.	$400,000
Discount based on the NYU Risk Premia	(45,000)

Worldwide fair value of Brand X, adjusted for country specific risk	$355,000

Step 3 – Calculate Relative Fair Value of Territory being sold to Worldwide Fair Value

The Company then calculated the Brand X sale proceeds as a percentage of the worldwide fair value, as adjusted for territory specific risk, and used this percentage to allocate the trademark cost on the Company’s books at the time of the transaction as the Relative Fair Value of the trademark in Territory Y.

In 000’s
3a. Worldwide fair value of Brand X, adjusted for country specific risk	$355,000
3b. Proceeds for sale of Brand X in Territory Y	5,000
3c. Allocation of purchase price for brand X in territory Y, as a percentage of total adjusted worldwide fair value (3b. / 3a)	1.41%
3d. Carrying value on Company’s general ledger of Brand X trademark at the time of sale of Territory Y	150,000

Cost Allocation Based on Relative Fair Value of Brand X in Territory Y at time of sale (3d. * 3c.)	$2,100

[15]	Information available on the following website: http://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/ctryprem.html

Finally, the Company compared the cost allocation based on Relative Fair Value of the trademark in Territory Y for all brands included in the transaction to the original cost basis allocation used to calculate the gain on the transaction. The following table illustrates that comparison:

All dollar amounts in 000’s

Joint Venture	transaction date	Relative Fair Value Allocation of Cost Basis	Original Allocation of Cost Basis	Increase / (Decrease) in Gain Recognized on Transaction
Iconix Canada	June 2013	$4,834	$7,371	$2,537
Iconix Australia	September 2013	4,112	2,079	(2,033)
Iconix SEA	October 2013	4,059	7,291	3,232
Iconix Israel	November 2013	3,791	962	(2,829)
Umbro Korea	December 2013	3,355	—	(3,355)

total - 2013		$20,151	$17,703	$(2,448)

Lee Cooper U.S.	March 2014	$1,304	$—	$(1,304)
Iconix SEA	June 2014	6,035	1,775	(4,260)
Iconix SEA	September 2014	4,020	2,569	(1,451)
Iconix MENA	December 2014	7,838	8,243	405

total - 2014		$19,197	$12,587	$(6,610)

(3) Classification of Gains on Sales of Trademarks and Formation of Joint Ventures

The Company understands the Staffs prior comments regarding the classification of gains on sales of trademarks and formation of joint ventures as revenue on the income statement. Based on paragraph 86 of FASB Concept Statement No. 6, the Company believes gains may be described or classified as “operating” if they are considered to be major ongoing or central operations. The Company proposes classification of these gains as a separate component of our operating income not characterized as revenue. In addition, we note Comment 2 of the Staff’s Comment Letter dated March 25, 2015, which asked whether the Company considered classifying our equity earnings from joint ventures as a component of operating income. Upon reconsideration, and given that the Company believes its joint ventures are major ongoing and central operations, we also propose that our equity earnings from joint ventures be classified as “operating.” Our proposed presentation would be as follows:

Licensing revenue	$90,000
Equity earnings from joint ventures	4,000
Gain on sale of trademarks	15,000
Selling, general and administrative expenses	(50,000)

Operating income	$59,000

Conclusion

With respect to equity method accounting of the Company’s joint ventures, the Company does not believe that any of its international joint venture partners were “shell” companies established for the purpose of evading an obligation to make Installment Payments. As such, at the time of formation of the joint ventures, management did not reasonably believe our joint venture partners presented a credit risk. Moreover, in each instance where an Installment Payment has been due, the payment has been made to the Company on a timely basis, confirming to date our expectation at Day 1 that each of our partners would honor its commitments.

The Company would also like to reiterate its belief that our joint ventures do not represent a “vote parking” arrangement designed to circumvent consolidation, nor does the Company believe that installment payments result in a de facto agency relationship. Rather, our partners voting rights are substantive for the reasons outlined in our previous letters and discussions, including:

•	We cannot control or significantly influence our partners as they are independent private or public entities

•	In cases where an installment payment method was included in the transaction, the Company has full recourse against our partner in the event of non-payment

•	Our partners’ voting rights are not affected by the performance of its installment payment obligations

•	Interpretative guidance and the Company’s consultation with subject matter experts indicate that the existence of installment payments on their own do not automatically create a de facto agency relationship

The Company continues to believe that the accounting treatment it has applied in respect of its international joint ventures is in accordance with U.S. GAAP.

With respect to the allocation of cost basis, the Company notes that both the original approach utilized to determine cost basis and the relative fair value approach requested by the Staff involve estimates, assumptions and management’s judgement. The Company is in the process of analyzing the differences between the two approaches and the classification of gains issue under SAB 99, but recognizes that the allocation of basis and classification of gains cannot be resolved until discussions with the Staff regarding the accounting treatment applied by the Company in de-consolidating its international joint ventures is complete.

We appreciated the opportunity to discuss in person the matters that have been the subject of the Staff’s review, and believe it was helpful in clarifying the business purpose and substance behind the Company’s international joint ventures. We are hopeful that this letter will help answer the Staffs remaining questions. We are available to discuss with the Staff any further questions or conclusions in this regard.

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent audit firm, including its National Office, and they agree with the accounting considerations and conclusions expressed herein.

Sincerely,

/s/ Peter Cuneo
Peter Cuneo
Interim Chief Executive Officer

/s/ David K. Jones
David K. Jones
Chief Financial Officer

cc:	Myra Moosariparambil
John Archfield
Brian Snyderman
BDO USA, LLP; Attn: Lawrence Shapiro
BDO USA, LLP National Office